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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F/A

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

         [X] MERGER

         [ ] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  COLUMBIA COMMON STOCK FUND, INC. (the "Fund")

3.       Securities and Exchange Commission File Nos. 33-41400; 811-6341

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ ] Initial Application                [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         One Financial Center
         Boston, MA  02110

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Brian D. McCabe, Esquire                   Jason P. Pogorelec, Esquire
         Ropes & Gray LLP                           Ropes & Gray LLP
         One International Place                    One International Place
         Boston, MA  02110                          Boston, MA 02110
         (617) 951-7801; or,                        (617) 951-7415

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

         Columbia Management Advisors, Inc.
         100 Federal Street
         Boston, MA  02110


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8.       Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]  Open-end    [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Oregon

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

         Columbia Management Advisers, Inc.
         100 Federal Street
         Boston, MA  02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Columbia Funds Distributor, Inc.
         One Financial Center
         Boston, MA  02111-2621

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):    Not applicable.

         (b) Trustee's name(s) and address(es):      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes         [X]  No

         If Yes, for each UIT state:

                  Name(s):
                  File No.:
                  Business Address:

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15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes        [ ]  No

                  If Yes, state the date on which the board vote took place:

                  October 13, 2004

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]   Yes       [ ]   No

                  If Yes, state the date on which the shareholder vote took place:

                  March 11, 2005

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes       [ ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  March 18, 2005

         (b)      Were the distributions made on the basis of net assets?

                  [X]   Yes       [ ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]   Yes       [ ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



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         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]   Yes      [ ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]   Yes       [ ]    No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]   Yes      [ ]    No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]   Yes     [X]    No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]   Yes     [X]    No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         (b)      Why has the fund retained the remaining assets?


         (c)      Will the remaining assets be invested in securities?

                  [ ]   Yes     [ ]    No



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21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes    [X] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:


         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:  Approximately $91,000.

                  (ii)     Accounting expenses:  Approximately $28,000.

(iii)    Other expenses (list and identify separately):

                           Proxy solicitation expenses:  Approximately $43,000.

                           Brokerage commissions:  None.

                           SEC registration fees:  $4,500.

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           Approximately $166,500.

         (b)      How were those expenses allocated?

                  All fees and expenses related to printing, mailing, solicitation of proxies and tabulation of votes of the Fund shareholders were allocated to the Fund. All of the other expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this Agreement were allocated equally between Columbia Funds Trust XI (the "Trust"), on behalf of the Columbia Large Cap Core Fund (the "Acquiring Fund") and the Fund. The expenses detailed above were borne as follows: (a) as to expenses allocable to the Fund, one hundred percent (100%) were borne by Columbia Management Group, Inc. ("Columbia"), the parent company to Columbia Management, the Fund's Investment Advisor, and (b) as to expenses allocable to the Trust, on behalf of the Acquiring Fund, one hundred percent (100%) of such expenses were borne by the Acquiring Fund. Accordingly, the Fund, the Acquiring Fund, and Columbia paid approximately $0, $64,000 and $102,500, respectively, in merger-related expenses.

         (c)      Who paid those expenses?

                  The Acquiring Fund and Columbia paid these expenses.

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable.


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23.      Has the fund previously filed an application for an order of the
         Commission regarding the Merger or Liquidation?

         [X]   Yes    [ ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         File No. 811-6341; Filed on May 27, 2005

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [X]   Yes     [ ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         Several Columbia Funds are defendants in class action lawsuits that have been consolidated, pursuant to 28 U.S.C. Section 1407, in a Multi-District Litigation ("MDL") proceeding before the Honorable J. Frederick Motz of the United States District Court for the District of Maryland, Dukes et al. v. Columbia Acorn Fund et al., Civil Action No. 04CV01763. The plaintiffs in the MDL allege that the named Columbia Funds permitted "market timing" of the Funds by certain favored investors in exchange for agreements from the favored customers to deposit millions of dollars of "sticky assets" as a quid pro quo for being allowed to time the Funds. The consolidated class action complaint further alleges that, contrary to these agreements, the Funds' prospectuses indicated that the Columbia Funds did not allow market timing activity and had mechanisms in place to detect and discourage such activity, in order to protect long term investors from the negative effects of excessive trading. The complaint alleges violations of the Securities Act of 1933, breach of fiduciary duty/constructive fraud and unjust enrichment.

         On January 11, 2005, a putative class action lawsuit was filed in federal district court in Massachusetts against, among others, the Trustees of the Fund and Columbia. The lawsuit alleges that defendants violated common law duties to fund shareholders as well as sections of the Investment Company Act of 1940, by failing to ensure that the Fund and other affiliated funds participated in securities class action settlements for which the funds were eligible. Specifically, plaintiffs allege that defendants failed to submit proof of claims in connection with settlements of securities class action lawsuits filed against companies in which the funds held positions.

         On March 2, 2005, four civil revenue sharing actions alleging, among other things, that various mutual funds advised by Columbia Management and certain other affiliates inappropriately used fund assets to pay brokers to promote the funds by directing fund brokerage transactions to such brokers and did not fully disclose such arrangements to shareholders, and charged excessive 12b-1 fees, were consolidated into a single action in the United States District Court for Massachusetts (In re Columbia Entities Litigation, Civil Action No. 04-11704-REK). The consolidated complaint has not yet been filed.

         The Acquiring Fund assumes any liabilities of the applicant arising out of the litigation or administrative proceedings discussed in this section.


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]   Yes     [X]    No

         If Yes, describe the nature and extent of those activities:



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VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  Columbia Large Cap Core Fund, a series of Columbia Funds Trust XI

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  Investment Company Act Registration No. 811-4978

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 333-121037; Registration Statement on Form N-14 filed on December 6, 2004.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not applicable.


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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Columbia Common Stock Fund, Inc., (ii) he is the President of Columbia Common Stock Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                              /S CHRISTOPHER L. WILSON
                                              ---------------------------
                                              Christopher L. Wilson
                                              President




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